Exhibit 99.1

POET Technologies Reports First Quarter 2017 Financial Results

SAN JOSE, Calif., May 11, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronic fabrication process IP and devices, and manufacturer of sensing and optical light source products, reported its consolidated financial results for the first quarter ended March 31, 2017 (Q1 2017). The Company’s unaudited financial statements as well as the Management Discussion and Analysis for Q1 2017 have been filed on SEDAR.

First Quarter and Recent Highlights:

  Revenue increased over 65% sequentially from Q4 to US$712,600, including US$80,000 of NRE;
  Gross profit was US$293,000 or 41.1% of sales;
  Granted 9 new patents year-to-date; and
  Ended the quarter with cash and short-term investments of US$11.7 million.

Total sales in the first quarter of 2017 were US$712,600, compared to US$423,500 in the preceding quarter. The sequential increase was due primarily to backlog from the fourth quarter being shipped in the first quarter as well as NRE revenue of US$80,000. Revenue in both the first quarter of 2017 and the fourth quarter of 2016 reflected the sale of DenseLight photonic sensors, primarily for test & measurement applications. Gross margin increased to 41% during the first quarter of 2017, compared to a negative 10% in the fourth quarter of 2016, as higher sales and NRE revenue allowed for better absorption of factory costs. First quarter net loss was US($3.5 million), or ($0.01) per share, compared to US($3.0) million, or ($0.01) per share in the same quarter one year ago. The loss in Q1 2017 included non-cash stock-based compensation of $894,813 and depreciation & amortization of $540,393, compared to $1,259,051 and $87,844 respectively in the same quarter one year ago.

Management Comments

Dr. Suresh Venkatesan, Chief Executive Officer of POET, commented, “First quarter results reflect our recent streamlining and realignment of the consolidated business, which was a meaningful contributor to the sequential improvement in our top-line results and gross margin. Since announcing our successful demonstration of a functional Vertical Cavity Surface Emitting Laser (VCSEL) for our integrated GaAs opto-electronic platform in early April, we have continued to make progress on performance optimization as part of our development effort to create a single-chip transceiver optical engine for the short-reach Active Optical Cable (AOC) market. The current market size for GaAs-based AOCs is $339 million, growing to $779 million by 2021, according to a recent report from LightCounting. The expected growth is the result of major cloud-based data center operators committing to AOCs because of the higher cost associated with the power consumption of copper-based cables.”

“Additionally, we are enthusiastic about the development of our hybrid integration platform, which utilizes a combination of indium phosphide (InP) technology and dielectric waveguide devices in a single package. By leveraging this approach, we are able to target additional high-growth markets within data communications. This Dielectric Photonics approach eliminates the need for active alignment and other expensive packaging elements and enables significantly lower cost solutions for medium-reach applications. Industry reports, including those from LightCounting and Oculi, llc referenced in our recent filings, estimate that the 100G to 400G optical transceiver market will grow from roughly $2.5 billion in 2016 to over $7.5 billion by 2021. In addition to addressing this substantially larger market opportunity with our integrated optical engine, we believe our product roadmap also provides the flexibility to sell active and passive discrete components across the broader data communications market. Looking forward, product development and commercialization based on this new hybrid approach as well as further advancement of our monolithic integration technology will continue to be the Company’s highest priority for 2017 and beyond.”

Annual General Meeting and Business Update

POET will hold its Annual General Meeting on July 13, 2017, with a shareholder record date of May 26, 2017. The Company’s 2017 meeting will be held in San Jose, California. Executive management plans to provide a comprehensive business overview and update as part of POET’s annual general meeting on July 13, which the Company intends to webcast.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) and its subsidiaries are developers of opto-electronic and photonic fabrication processes, devices and products. The company's vision is to enable the integration of photonics and electronics through both monolithic and hybrid approaches to design and packaging.  Integration is fundamental to increasing functional scaling and lowering the cost of current photonic solutions that drive applications in data communications, consumer products and industrial sensing. Leveraging both Gallium Arsenide (GaAs) and Indium Phosphide (InP) technology platforms, POET believes that its advanced processes for active photonic devices and innovative passive components provide a unique and differentiated combination that will enable substantial improvements in component cost, size and performance over current photonic solutions. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “John F. O’Donnell”, Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding:

  the product roadmap for 2017 and the Company’s priorities for 2017; and
  the progress toward product development and commercialization.

They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

For further information:

Shelton Group
Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com

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